Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

First Fiscal Quarter Ended May 31, 2023

(Beijing–July 27, 2023)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2024 ended May 31, 2023.

Highlights for the First Quarter of Fiscal Year 2024

-	Net revenues was US$275.4 million, compared to net revenues of US$224.0 million in the same period of the prior year.
-	Loss from operations was US$57.8 million, compared to loss from operations of US$28.3 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$32.3 million, compared to non-GAAP loss from operations of US$1.8 million in the same period of the prior year.
-	Net loss attributable to TAL was US$45.0 million, compared to net loss attributable to TAL of US$43.8 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$19.5 million, compared to non-GAAP net loss attributable to TAL of US$17.4 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.07. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.03. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$3,044.7 million as of May 31, 2023, compared to US$3,171.5 million as of February 28, 2023.

Financial Data——First Quarter of Fiscal Year 2024

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	May 31,
	2022	2023	Pct. Change
Net revenues	224,045	275,440	22.9%
Loss from operations	(28,323)	(57,773)	104.0%
Non-GAAP loss from operations	(1,844)	(32,260)	1,649.5%
Net loss attributable to TAL	(43,829)	(45,037)	2.8%
Non-GAAP net loss attributable to TAL	(17,350)	(19,524)	12.5%
Net loss per ADS attributable to TAL – basic	(0.07)	(0.07)	4.6%
Net loss per ADS attributable to TAL – diluted	(0.07)	(0.07)	4.6%
Non-GAAP net loss per ADS attributable to TAL – basic	(0.03)	(0.03)	14.5%
Non-GAAP net loss per ADS attributable to TAL – diluted	(0.03)	(0.03)	14.5%

"In this quarter, amidst ongoing effort to fine-tune our core offerings and optimize our operations, we also achieved progress in some of our newer initiatives such as our smart device business." said Alex Peng, TAL’s President & Chief Financial Officer.

Mr. Peng added: "We sought opportunities to create additional shareholder value through stock repurchase. In the first quarter of fiscal year 2024, we spent approximately US$ 151.3 million and repurchased approximately 25.9 million shares of ADSs."

Financial Results for the First Quarter of Fiscal Year 2024

Net Revenues

In the first quarter of fiscal year 2024, TAL reported net revenues of US$275.4 million, representing a 22.9% increase from US$224.0 million in the first quarter of fiscal year 2023.

Operating Costs and Expenses

In the first quarter of fiscal year 2024, operating costs and expenses were US$342.1 million, representing a 31.6% increase from US$260.0 million in the first quarter of fiscal year 2023. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$316.6 million, representing a 35.5% increase from US$233.6 million in the first quarter of fiscal year 2023.

Cost of revenues increased by 57.5% to US$139.5 million from US$88.6 million in the first quarter of fiscal year 2023. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 59.1% to US$137.1 million, from US$86.2 million in the first quarter of fiscal year 2023.

Selling and marketing expenses increased by 62.7% to US$97.7 million from US$60.0 million in the first quarter of fiscal year 2023. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 73.7% to US$90.2 million, from US$52.0 million in the first quarter of fiscal year 2023.

General and administrative expenses decreased by 5.9% to US$104.9 million from US$111.5 million in the first quarter of fiscal year 2023. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, decreased by 6.5% to US$89.2 million, from US$95.4 million in the first quarter of fiscal year 2023.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 3.6% to US$25.5 million in the first quarter of fiscal year 2024 from US$26.5 million in the same period of fiscal year 2023.

Gross Profit

Gross profit increased by 0.3% to US$135.9 million from US$135.5 million in the first quarter of fiscal year 2023.

Loss from Operations

Loss from operations was US$57.8 million in the first quarter of fiscal year 2024, compared to loss from operations of US$28.3 million in the first quarter of fiscal year 2023. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$32.3 million, compared to Non-GAAP loss from operations of US$1.8 million in the same period of the prior year.

Other Expense

Other expense was US$6.8 million for the first quarter of fiscal year 2024, compared to other expense of US$26.8 million in the first quarter of fiscal year 2023.

Income Tax expense

Income tax expense was US$3.5 million in the first quarter of fiscal year 2024, compared to US$2.3 million of income tax expense in the first quarter of fiscal year 2023.

Net Loss Attributable to TAL Education Group

Net loss attributable to TAL was US$45.0 million in the first quarter of fiscal year 2024, compared to net loss attributable to TAL of US$43.8 million in the first quarter of fiscal year 2023. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$19.5 million, compared to Non-GAAP net loss attributable to TAL of US$17.4 million in the first quarter of fiscal year 2023.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both US$0.07 in the first quarter of fiscal year 2024. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.03 in the first quarter of fiscal year 2024.

Cash Flow

Net cash provided by operating activities for the first quarter of fiscal year 2024 was US$125.5 million.

Cash, Cash Equivalents, and Short-Term Investments

As of May 31, 2023, the Company had US$2,085.4 million of cash and cash equivalents and US$959.3 million of short-term investments, compared to US$2,021.9 million of cash and cash equivalents and US$1,149.6 million of short-term investments as of February 28, 2023.

Deferred Revenue

As of May 31, 2023, the Company’s deferred revenue balance was US$387.7 million, compared to US$237.4 million as of February 28, 2023.

Share Repurchase

In April 2023, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately US$737.4 million of its common shares through April 30, 2024. As of May 31, 2023, the Company has repurchased 8,645,334 common shares at an aggregate consideration of approximately US$151.3 million under the share repurchase program.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2024 ended May 31, 2023 at 8:00 a.m. Eastern Time on July 27, 2023 (8:00 p.m. Beijing time on July 27, 2023).

Please note that you will need to pre-register for conference call participation at https://register.vevent.com/register/BI8b810989c152424eb1977de06a51b744.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from all ages through diversified class formats. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to TAL, non-GAAP basic and non-GAAP diluted net loss per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses, the related tax effect of which has been nil. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2023	As of May 31, 2023
ASSETS

Current assets
Cash and cash equivalents	$2,021,927	$2,085,411
Restricted cash-current	126,891	204,353
Short-term investments	1,149,607	959,310
Inventory	39,002	57,790
Amounts due from related parties-current	423	409
Income tax receivables	5,071	3,874
Prepaid expenses and other current assets	125,486	136,038
Total current assets	3,468,407	3,447,185
Restricted cash-non-current	146,089	135,827
Property and equipment, net	288,877	297,382
Deferred tax assets	5,973	6,678
Rental deposits	12,734	11,638
Intangible assets, net	485	386
Land use right, net	193,878	187,998
Long-term investments	453,375	464,265
Long-term prepayments and other non-current assets	5,534	6,396
Operating lease right-of-use assets	149,002	156,492
Total assets	$4,724,354	$4,714,247

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$59,991	$70,887
Deferred revenue-current	234,889	380,091
Amounts due to related parties-current	100	98
Accrued expenses and other current liabilities	446,711	462,630
Operating lease liabilities, current portion	42,174	45,679
Total current liabilities	783,865	959,385
Deferred revenue-non-current	2,465	7,576
Deferred tax liabilities	1,563	1,981
Operating lease liabilities, non-current portion	115,548	119,161
Total liabilities	903,441	1,088,103

Equity
Class A common shares	169	170
Class B common shares	49	49
Treasury Stock	(6)	(15)
Additional paid-in capital	4,400,656	4,274,935
Statutory reserve	160,353	159,570
Accumulated deficit	(685,912)	(730,166)
Accumulated other comprehensive loss	(30,666)	(55,130)
Total TAL Education Group's equity	3,844,643	3,649,413
Noncontrolling interest	(23,730)	(23,269)
Total equity	3,820,913	3,626,144
Total liabilities and equity	$4,724,354	$4,714,247

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2022	2023
Net revenues	$224,045	$275,440
Cost of revenues (note 1)	88,558	139,513
Gross profit	135,487	135,927
Operating expenses (note 1)
Selling and marketing	60,039	97,657
General and administrative	111,450	104,923
Total operating expenses	171,489	202,580
Government subsidies	7,679	8,880
Loss from operations	(28,323)	(57,773)
Interest income	13,063	22,981
Other expense	(26,789)	(6,845)
Loss before income tax expense and income/(loss) from equity method investments	(42,049)	(41,637)
Income tax expense	(2,316)	(3,519)
Income/(loss) from equity method investments	1,453	(71)
Net loss	$(42,912)	$(45,227)
Add: Net (income)/loss attributable to noncontrolling interest	(917)	190
Total net loss attributable to TAL Education Group	$(43,829)	$(45,037)
Net loss per common share
Basic	$(0.20)	$(0.21)
Diluted	(0.20)	(0.21)
Net loss per ADS (note 2)
Basic	$(0.07)	$(0.07)
Diluted	(0.07)	(0.07)

Weighted average shares used in calculating net loss per common share
Basic	215,062,603	211,319,973
Diluted	215,062,603	211,319,973

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2022	2023
Cost of revenues	$2,393	$2,409
Selling and marketing expenses	8,081	7,428
General and administrative expenses	16,005	15,676
Total	$26,479	$25,513

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive LOSS

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2022	2023
Net loss	$(42,912)	$(45,227)
Other comprehensive loss, net of tax	(60,826)	(23,813)
Comprehensive loss	(103,738)	(69,040)
Add: Comprehensive loss attributable to noncontrolling interest	(2,514)	(461)
Comprehensive loss attributable to TAL Education Group	$(106,252)	$(69,501)

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2022	2023
Net cash (used in)/provided by operating activities	$(44,880)	$125,516
Net cash (used in)/provided by investing activities	(51,335)	160,915
Net cash used in financing activities	(49,768)	(151,237)
Effect of exchange rate changes	(18,737)	(4,510)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(164,720)	130,684
Cash, cash equivalents and restricted cash at the beginning of period	2,681,786	2,294,907

Cash, cash equivalents and restricted cash at the end of period	$2,517,066	$2,425,591

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2022	2023
Cost of revenues	$88,558	$139,513
Share-based compensation expense in cost of revenues	2,393	2,409
Non-GAAP cost of revenues	86,165	137,104

Selling and marketing expenses	60,039	97,657
Share-based compensation expense in selling and marketing expenses	8,081	7,428
Non-GAAP selling and marketing expenses	51,958	90,229

General and administrative expenses	111,450	104,923
Share-based compensation expense in general and administrative expenses	16,005	15,676
Non-GAAP general and administrative expenses	95,445	89,247

Operating costs and expenses	260,047	342,093
Share-based compensation expense in operating costs and expenses	26,479	25,513
Non-GAAP operating costs and expenses	233,568	316,580

Loss from operations	(28,323)	(57,773)
Share based compensation expenses	26,479	25,513
Non-GAAP loss from operations	(1,844)	(32,260)

Net loss attributable to TAL Education Group	(43,829)	(45,037)
Share based compensation expenses	26,479	25,513
Non-GAAP net loss attributable to TAL Education Group	$(17,350)	$(19,524)

Net loss per ADS
Basic	$(0.07)	$(0.07)
Diluted	(0.07)	(0.07)

Non-GAAP Net loss per ADS
Basic	$(0.03)	$(0.03)
Diluted	(0.03)	(0.03)
ADSs used in calculating net loss per ADS
Basic	645,187,809	633,959,919
Diluted	645,187,809	633,959,919
ADSs used in calculating Non-GAAP net loss per ADS
Basic	645,187,809	633,959,919
Diluted	645,187,809	633,959,919